Exhibit 99.1

PRUDENTIAL PLC INTERIM REPORT 2002

HIGHLIGHTS

– TOTAL GROUP INSURANCE AND INVESTMENT SALES OF £13.7 BILLION, UP 36 PER CENT ON THE FIRST HALF OF 2001 (£10 BILLION).

– NEW BUSINESS ACHIEVED PROFITS UP 16 PER CENT TO £397 MILLION.

– GROUP MARGIN OF 43 PER CENT (38 PER CENT FOR THE FULL-YEAR 2001).

– OVER 70 PER CENT OF GROUP SALES AND AROUND 65 PER CENT OF NEW BUSINESS ACHIEVED PROFITS FROM OUTSIDE THE UK.

– FREE ASSET RATIO OF 11 PER CENT AS AT 30 JUNE 2002.

– TOTAL DIVIDEND UP 2.3 PER CENT TO 8.9 PENCE PER SHARE.

CONTENTS
01	RESULTS SUMMARY
02	GROUP CHIEF EXECUTIVE’S REVIEW
04	BUSINESS REVIEW
07	FINANCIAL REVIEW
09	ACHIEVED PROFITS BASIS RESULTS
10	TOTAL INSURANCE AND INVESTMENT NEW BUSINESS
11	ACHIEVED PROFITS BASIS RESULTS
16	STATUTORY BASIS RESULTS
18	FUNDS FLOW
19	INDEPENDENT REVIEW REPORT FINANCIAL CALENDAR SHAREDEALING FACILITIES
20	HOW TO CONTACT US

UNAUDITED INTERIM RESULTS 2002

Results Summary
	Half Year ended 30 June				Full Year

	2002 £m		2001 £m		2001 £m

Achieved Profits Basis Results
UK Insurance Operations	332		377		620
M&G	34		40		75
Egg	1		(63)		(88)

UK Operations	367		354		607
US Operations	104		238		319
Prudential Asia	169		134		415
Prudential Europe	5		5		8
Other Income and Expenditure (including development expenses)	(102)		(89)		(178)

	543		642		1,171
UK re-engineering costs	–		(24)		(57)

Operating profit from continuing operations	543		618		1,114
Discontinued UK general business operations	–		35		72

Operating profit before amortisation of goodwill and exceptional items	543		653		1,186
Amortisation of goodwill	(49)		(47)		(95)
Short-term fluctuations in investment returns	(661)		(580)		(1,402)
Effect of change in economic assumptions	(22)		–		(482)
Merger break fee (net of related expenses)	–		338		338
Profit on sale of UK general business operations	355		–		–

Profit (loss) on ordinary activities before tax	166		364		(455)

Operating earnings per share	18.4	p	23.4	p	41.9	p

Shareholders’ funds	£8.05	bn	£9.05	bn	£8.15	bn

Statutory Basis Results
Operating profit before amortisation of goodwill and exceptional items	317		362		622
Operating earnings per share	11.4	p	13.1	p	23.3	p

Dividend Per Share	8.9	p	8.7	p	25.4	p

Insurance and Investment Funds under Management	£159	bn	£168	bn	£163	bn

Banking Deposit Balances under Management	£8.3	bn	£6.9	bn	£6.5	bn

Note
Operating profit for insurance operations includes investment returns at the expected long-term rate of return. For the purposes of the presentation shown above, to be consistent with the alternative earnings per share, operating profit excludes amortisation of goodwill and the profit on sale of UK general business operations. The directors believe that operating profit, as adjusted for these items, better reflects underlying performance. Total profit includes these items together with actual investment returns. This basis of presentation has been adopted consistently throughout the Interim Report.

This report may contain certain ‘forward-looking statements’ with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Prudential and its affiliates operate. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements.

Prudential undertakes no obligation to update the forward-looking statements contained in this report or any other forward-looking statements we may make.

1 Prudential plc Interim Report 2002

GROUP CHIEF EXECUTIVE’S REVIEW

OUR STRATEGY, ACTIVE MANAGEMENT OF CAPITAL, AND FOCUS ON PROFITABLE GROWTH AND RETURN ON CAPITAL HAVE POSITIONED US STRONGLY.

Group Overview
In the first six months of 2002, we have made a good start to our goal of doubling the value of the Group over four years, and the benefits of our strategy of diversification by product and distribution channel in each of our chosen markets internationally are clear.

We have, inevitably, been affected by capital markets and our first-half results reflect the impact of falls in equity markets around the world and the difficulties and write-offs in the bond markets. However, our financial strength and capital position allow us to deal with these and benefit from the inevitable flight to quality, and maintain the platform to deliver continued growth in the future. Our strategy, active management of capital, and focus on profitable growth and return on capital have positioned us strongly.

Total Group insurance and investment sales of £13.7 billion were up 36 per cent. Total insurance sales of £6.4 billion were up 6 per cent (insurance sales on an annual premium equivalent (APE) basis were up 2 per cent to £926 million) and net inflows of investment products were up 50 per cent to £826 million.

New business achieved profits increased by 16 per cent to £397 million, principally due to strong growth in Asia and the United States. The Group margin increased to 43 per cent from 38 per cent for the full year 2001. Achieved basis operating profits decreased by 15 per cent to £543 million. This was due to a fall of 49 per cent in the in-force result, which was adversely affected by a £71 million charge relating to average realised bond losses and a £56 million negative expense assumption charge in the United States.

On the achieved profits basis, we show the effect of short-term fluctuations in investment returns and changes in long-term economic assumptions in order to arrive at a total profit figure. This adjustment is inevitably volatile due to fluctuations in stock markets and in the first half of 2002 it was negative due to the fall in equity markets and bond default and impairment losses we experienced in the United States. Despite this negative adjustment, the Group reported a profit on ordinary activities before tax on an achieved profits basis of £166 million.

We fully expect these sorts of fluctuations given the uncertain economic climate and volatile equity markets we witnessed throughout the first half of the year. However, the underlying performance of the business was strong, reflecting the fact that Prudential is a financially strong company with outstanding businesses and a broad international base.

Dividend
The Board has increased the interim dividend by 2.3 per cent to 8.9 pence per share. We are confident of maintaining a real rate of dividend growth while at the same time having the capital flexibility to deliver our growth plans.

UK Insurance Operations
Our UK insurance business reported good results in the first half of the year. Total sales of insurance products were up 13 per cent (21 per cent excluding sales through closed distribution channels) to £3.1 billion and margins increased to 36 per cent from 30 per cent for the full-year 2001. These results demonstrate the success of the business in focusing on products where we have market-leading presence, scale economics and higher return on capital, as well as building strong multi-channel distribution while continuing to drive down operating costs. The original annual gross cost saving target of £175 million from 2004 that we announced last November is running ahead of schedule and we have increased the target to £200 million.

The performance of the UK life sector over the last few months has been affected by concerns over capital adequacy and financial strength in declining equity markets and the uncertainty brought about by the various regulatory reviews being undertaken into the UK retail savings and pension industries.

Despite the sharp fall in share prices over recent weeks, Prudential remains one of the strongest companies in the life insurance sector and the long-term fund remains well capitalised:

•	The Free Asset Ratio (‘FAR’) as at 30 June 2002 was 11 per cent (12.2 per cent as at 31 December 2001). In arriving at the FAR, no credit has been taken for the present value of future profits or contingent loans. The main UK life fund has no subordinated debt or financial reinsurance.

•	The life fund had a balanced asset mix as at 30 June 2002 (details of asset mix as at 31 December 2001 are in brackets):
	•	UK equities – 36 per cent (38.6 per cent)

2 Prudential plc Interim Report 2002

	•	International equities – 14.8 per cent (14.4 per cent)
	•	Property – 15.6 per cent (14.9 per cent)
	•	Bonds – 29.4 per cent (27.8 per cent)
	•	Other asset classes – 2 per cent (1.6 per cent)
	•	Cash – 2.2 per cent (2.7 per cent)
•

We remain comfortable with the allocation of assets in the life fund. We have not been reducing our holding in equities in response to recent falls in equity markets and continue to write business as usual.

•

Life Fund performance has remained strong in the first six months, with the fund up over 0.7 per cent against its strategic benchmark and 1.3 per cent against its competitive benchmark. The three-year record remains almost 2 per cent per annum ahead of the strategic benchmark and nearly 3 per cent per annum ahead of competitors.

•	The UK life fund is rated AAA by Standard & Poor’s and Aaa by Moody’s.

Earlier this month, we saw the publication of the Sandler Review into UK retail savings and the Pickering Report on regulation of the UK pensions industry. Prudential fully supports the drive for further simplification of financial services to help close the UK savings gap and we will play an active part in the consultation process. In the meantime, we urge the Government to align these and the other reviews currently being undertaken and to work closely with the regulators and industry to create a single package of measures to help reduce the savings gap.

If this can be achieved, it will clearly increase the size of the long-term savings market and we believe that there will be enormous opportunities for the larger companies like Prudential with financial strength, a strong brand, economies of scale, low cost bases and a diversified product and distribution offering. The strategy that we set out for our UK insurance business last year means that we are ideally positioned, particularly as customers place an increasing emphasis on financial strength and trusted brands when making decisions about their long-term savings and investments.

M&G
M&G has had a good half-year with net retail sales growing strongly (up 59 per cent), a fall in the amount of redemptions, and an increase in retail market share. The business has also won a number of sizeable new institutional fixed income mandates. These results were achieved in difficult market conditions and endorse the strength of M&G’s brand, diversified product range and broad distribution base. In March, M&G International commenced distribution of M&G branded mutual funds in the German and Austrian markets.

Egg
Having achieved a break-even position for its UK business in November of last year, Egg reported a profit before tax in the UK for the half-year of £8.7 million. Customer numbers have increased by over 360,000 in the first half, taking the total to over 2.3 million. Egg completed the acquisition of Zebank, the first digital online bank in France, in May and the business remains on track to launch in France later this year.

Prudential Europe
We have completed a full appraisal of the opportunities for our Prudential-branded businesses in continental Europe and have concluded that an organic strategy would at present be too slow and expensive to create value and acquisitions would be necessary to give us scale. It is clear that the returns achievable would be too low to justify any significant investment of capital and that there is little opportunity for short to medium-term growth. We will, therefore, run our existing operations in France and Germany for value but not push for growth.

This decision does not affect either M&G or Egg’s operations in Europe, both of which are well positioned to capitalise on the growth prospects in their chosen markets.

Jackson National Life
Jackson National Life (‘JNL’) recorded a 10 per cent increase in total sales to £2.9 billion and a 26 per cent increase in new business achieved profits to £117 million in the first half, despite the continued market volatility in the US. This was a strong result and is testament to JNL’s excellent track record of product innovation and its ability to broaden distribution channels, both of which have continued in 2002.

The considerable uncertainty for markets, particularly the capital markets, that we witnessed in the United States last year has continued into 2002. This has led to further losses on corporate bonds and no one in the US, including JNL, has been immune from these difficult market conditions.

Given the high volume of fixed annuities being written and the credit losses incurred in the first half, we are reviewing the capital requirements for JNL and estimate that a capital injection of around £300 million will be required in the second half of the year.

The long-term demographic trends in the US are compelling and we believe that there are significant growth prospects, bringing with them outstanding opportunities for high quality, efficient businesses like JNL which has a cost base well below the industry average, modern IT systems and diversified products and distribution.

Prudential Corporation Asia
Prudential Corporation Asia (‘PCA’) has had another six months of impressive growth with new business achieved profits increasing by 27 per cent. Prudential is the leading European life insurer in Asia with 22 operations (nine of which have top-five market shares) in 12 countries. PCA’s performance once again endorsed its successful strategy of entering new markets, strengthening and diversifying distribution channels, and launching innovative, customer-focused products.

Although there has been a slowdown in some Asian economies and only modest growth expected in the region as a whole for the remainder of this year, the long-term outlook remains very positive and PCA, with its significant portfolio of businesses, multi-channel distribution capabilities, excellent strategic partners, and customer-focused product expertise, is very well placed to continue delivering profitable growth.

Summary
Prudential has some outstanding businesses across the Group. Trading in the first six months of this year has been strong and our capital strength leaves us very well placed to continue delivering value in the future.

Jonathan Bloomer, Group Chief Executive
23 July 2002

3 Prudential plc Interim Report 2002

BUSINESS REVIEW

UK Insurance Operations
In the first half of 2002, the UK insurance business recorded total insurance sales of £3.1 billion, up 21 per cent on the same period last year (excluding sales through closed distribution channels). Sales on an annual premium equivalent (APE) basis were up four per cent to £398 million.

New business achieved profits of £142 million were 19 per cent higher than 2001 on a like-for-like basis (after applying the active basis for setting economic assumptions adopted from the end of 2001), excluding sales made through closed channels. This was due to a combination of increased new business sales and improved margins, which increased to 36 per cent from 30 per cent for the full-year 2001.

These results endorse the strategy we set out in November 2001 and reflect the importance of a strong brand, capital strength and a broad product mix, which takes on an even greater significance at a time of intense market volatility.

We have increased our cost saving target to £200 million per annum by 2004, up from the original £175 million target we set last November. This is the result of a number of initiatives, including IT savings. These further cost savings will have a positive earnings impact, contributing an additional £5 million to both modified statutory basis and achieved profits in 2002, rising to an additional £10 million from 2004 onwards.

Total insurance sales via the intermediary channel were up 18 per cent to over £2 billion (APE insurance sales were £233 million, up 5 per cent) on the same period last year. Life sales performed particularly strongly, with an increase of 60 per cent, driven by significant sales of Prudence Bond in the first quarter of 2002. One year after the direct sales force was closed, we continued to see healthy sales through our direct distribution channels, where we have developed a strong business to business proposition. Total insurance sales via direct channels increased by 27 per cent on the prior year to over £1 billion, with APE sales up three per cent to £165 million. Direct annuity sales increased 18 per cent to £39 million on an APE basis.

In last year’s strategic review of the UK business, we said that our focus would be on high growth medium to long-term savings products, including with-profit bonds, corporate pensions and annuities, which enable us to meet the needs of our customers for lump sum investments, saving for retirement, and income in retirement. We are seeing good results from this strategy, reflected in strong sales of annuities, a healthy pipeline of bulk annuity business, increased sales of group pensions and solid with-profit sales.

Annuities
Total sales of individual annuities increased by 22 per cent to £703 million compared to the same period last year. These sales were achieved despite the challenge of difficult market conditions and a lower interest rate environment. We have a 20 per cent share of this market.

This year we have received an unprecedented level of enquiries into bulk annuities as concerns grow over funding of defined benefit schemes. While sales (£163 million in the first half of 2002) were slow at the beginning of the year, leading to a decrease in sales of 54 per cent compared to the first half of 2001, there have been encouraging signs of an upturn, with a significant level of business being written towards the end of the second quarter. In addition, we have been broadening our distribution in this area and have recently entered into long-term strategic partnerships with consulting actuaries Hazell Carr and with the employee benefits consultancy Jardine Lloyd Thompson, to undertake administration on our behalf and facilitate our expansion into this fast growing and highly profitable market.

Pensions
Total sales of corporate pensions were £510 million, up 41 per cent on the prior year. Our focus is on larger corporate schemes, including Stakeholder, where we can offer quality service within the economics of a one per cent environment. We are the corporate pension scheme provider to one-fifth of FTSE 350 companies and in total manage more than 3,500 pension schemes, and we hold a market-leading position within the public sector market place.

With-profit bonds
Sales of with-profit bonds for the first half of 2002 increased by 47 per cent to £1.2 billion. The half-year performance was strong, although reducing investor confidence in the turbulent equity markets contributed to lower sales of with-profit products in the second quarter compared to the first quarter of 2002. This lower level of sales is expected to continue into the second half of the year. Prudence Bond accounted for £119 million of APE sales via intermediaries in the first six months of the year, a 72 per cent increase on the same period last year.

We launched two innovative versions of the with-profit bond in the first half of this year. In January, we launched an enhanced ‘no initial charge’ with-profit product to build on the success of Prudence Bond which was enthusiastically received by Independent Financial Advisers (IFAs). This was followed in March by our International Prudence Bond, an offshore version of Prudence Bond, which is the first new product to be sold under the Prudential International name.

4 Prudential plc Interim Report 2002

The UK insurance operations reported strong results in the first six months of 2002 and we continued to grow the business successfully in a highly competitive market place. As the UK financial services market continues to change, Prudential, with its strong brand, financial strength and focused product range, is ideally placed to benefit from an increased ‘flight to quality’ as customers place greater importance on these characteristics when making their investment decisions.

M&G
Gross retail fund inflows in the first half of 2002 were £549 million, up seven per cent on the same period last year despite difficult market conditions, reflecting the strength of M&G’s diversified product range and broad distribution base. Net retail fund inflows improved significantly, up 59 per cent to £210 million.

According to figures published by the Investment Management Association (IMA) to May 2002, M&G bucked the industry trend with a fall in the value of redemptions. In March, M&G successfully rolled over its Recovery Investment Trust into a new vehicle. This was a highly successful rollover, resulting in the retention of £171 million of the original £279 million fund.

Total operating profit for the first six months of the year was £34 million, compared to £40 million in 2001. This reduction was mainly due to the significant fall in stock markets during the past 12 months. M&G has not recognised any performance-related fee in respect of its management of the Prudential Life Fund at the half-year. The performance fee is based on performance over a three-year period. M&G does not accrue any performance fee due until the end of the year.

The latest IMA figures to the end of May show that M&G increased its retail market share further during the first six months of 2002, winning 3.5 per cent of the total £13 billion of retail funds sold during the period, compared to three per cent for the same period last year. This reflected the market’s continued recognition of the size and strength of M&G’s fixed income team. M&G also significantly increased its market share of ISA sales and PEP transfers over the same period, winning over nine per cent of all direct business and seven per cent of all business sold through intermediaries.

Despite the continued volatility in equity markets during 2002, M&G consolidated its top decile performance over three and five years in its flagship British Opportunities Fund. The M&G Recovery Fund also performed well in the first half, delivering top decile returns. In May, M&G completed its global specialist range of funds with the UK launch of the M&G Global Healthcare Fund.

In addition, M&G continued to maintain its successful performance record for management of the Prudential Assurance Company Life Fund. The three year record remains nearly two per cent per annum ahead of the strategic benchmark and almost three per cent per annum ahead of competitors.

M&G’s institutional business continued to build on its strong position in fixed income and the fund management of defined contribution and pooled pension schemes, winning a further net £1 billion in fixed income assets during 2002. M&G’s market leadership in fixed income has enabled it to introduce innovative initiatives in the areas of private debt and structured finance.

In March of this year, M&G International’s German business commenced distribution and is now selling a range of funds in Germany and Austria, and plans are in place to launch in Italy in the fourth quarter of 2002.

Egg
After meeting its commitment to break even in the fourth quarter of 2001, Egg delivered another impressive performance in the first half of 2002. The core UK business reported a pre-tax profit of almost £9 million (Group pre-tax profits increased to £1.2 million), operating income increased by 103 per cent to £154 million and savings balances grew by £1.6 billion. Egg’s management is confident that UK profits will continue to grow in the second half of the year.

Customer numbers increased by 362,000 in the first half of 2002, taking Egg’s total customer base to over 2.3 million. The acquisition of Zebank, the first digital online bank in France, was completed in May and the business remains on track to launch in France later this year.

Prudential Europe
Total sales were up £1 million to £37 million for the first six months of 2002, while sales on an APE basis were also up £1 million to £13 million. Total achieved basis operating profits of £5 million, before development costs, were consistent with the same period last year, while new business achieved profits also remained constant at £3 million.

Jackson National Life
Jackson National Life (JNL) reported strong growth in sales and new business achieved profits in the first-half despite the continued volatility and intense competition in the US market. These strong results were principally due to JNL’s highly rated customer offering which it developed still further in the first six months of the year. JNL’s costs remain among the lowest in the industry and it has a highly rated service and technology capability, which sees it well positioned for continued growth and diversification.

Total sales of insurance products on an APE basis of £298 million were 10 per cent higher in the first half of 2002 than in the corresponding period last year. Single premium annuity sales increased by 19 per cent to £1.7 billion in the first half of this year, significantly helped by sales in the second quarter which outperformed the first quarter by 49 per cent.

Fixed annuities continued to attract strong sales, showing an improvement each month on sales for the same period last year, and a total increase of 29 per cent to £1.1 billion compared with the first half of 2001. Sales in the second quarter of this year outperformed the first quarter by 46 per cent. These sales figures were achieved in a market in which key competitors continued to focus on top line growth at the expense of profitability.

New business achieved profits increased 26 per cent to £117 million, driven by the strong increase in insurance sales and an improvement in the new business margin from 35 to 39 per cent over the past six months. These strong results show that despite exceptionally difficult market conditions, JNL has a robust strategy in place, based on a diversified product offering, high quality distribution network and strong cost position.

We continued to see a high level of bond defaults in the first half of 2002 and JNL, like its competitors, has not escaped the impact of these volatile market conditions. Defaults and impairments on bonds resulted in realised losses of US$228 million. Losses are accounted for on a five-year average basis and the effect of these losses was to increase the half-year-on-half-year charge by £63 million to £71 million. These losses equated to 0.6 per cent of JNL’s total invested assets.

During the first-half, JNL made a number of revisions to its product line and these had a positive impact on sales; more than a third of new retail sales came from products which were introduced in the last 12 months. In January, JNL launched Perspective II, a new variable annuity product, which is highly competitive in its market and can be individually tailored to each customer’s needs with explicit charging for the specific features it offers. This revision to the product line led to sales of variable annuities showing a strong upward trend over the first six months of this year, increasing by eight per cent on the same period in 2001, while second quarter sales outperformed the first quarter by 64 per cent.

During the first half of 2002, JNL showed once again that it has the ability to adapt to difficult market environments and continues to focus on broadening its product range, enabling it to sell profitable products and

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BUSINESS REVIEW
CONTINUED

meet customers’ needs in almost any economic environment. It has a strong management team and is well positioned to capitalise on the opportunities that the world’s largest savings market has to offer.

Prudential Corporation Asia
Prudential Corporation Asia (‘PCA’) delivered another strong performance in the first half of 2002.

Despite the recent economic slowdown in Asia, sales of insurance products on an APE basis for the first half of the year were up three per cent to £217 million. Excluding single premium Central Provident Fund (CPF) related sales in Singapore, which were at exceptional levels in the first half of 2001 due to further government liberalisation of the CPF funds, sales were up 19 per cent. APE sales for the second quarter of 2002 were up 26 per cent on the first quarter.

New business achieved profits of £135 million for the half-year were up 27 per cent on the same period in 2001. The average margin of 62 per cent in the six months to 30 June 2002 increased from 59 per cent for the full-year 2001, reflecting a return to a lower, more normal level of single premium business in Singapore and the managed change in Taiwan’s product mix to include more profitable unit-linked products.

Mutual funds under management of £3.8 billion at 30 June 2002 were up 10 per cent on 31 March 2002 (74 per cent up on 30 June 2001), with strong net inflows of £535 million during the second quarter of this year. This was driven principally by Taiwan (£319 million), India (£129 million) and new fund launches by BOCI-Prudential in Hong Kong and PCA ASSET in Japan.

According to latest industry statistics, PCA’s market share has increased in most of the markets in which it operates. We have strengthened our top three positions in Malaysia, Hong Kong and Singapore, while in the Philippines we are ranked fourth in the market. In India, we have both the largest private sector life insurance and mutual fund businesses. In Taiwan, Prudential SITE is now the largest mutual fund business with assets under management growing to £2.6 billion. Overall, PCA now has nine operations throughout the region with a top five market share.

PCA’s diversified range of businesses means it is not dependent on any one market for growth. Its established operations (Singapore, Malaysia and Hong Kong) averaged an impressive 33 per cent growth in APE sales in the second quarter compared to the first quarter of 2002. In Taiwan, this figure was up 16 per cent following the successful introduction of unit-linked products in January 2002. Japan’s APE sales for the first six months of 2002 increased by more than 50 per cent on the same period last year. APE sales in PCA’s other operations increased by 32 per cent on the first quarter of 2002 as they continued to build scale in their respective markets.

Agency distribution remains the primary means of accessing customers in Asia and PCA has increased its total number of agents by 18 per cent to 70,000 over the past six months, with the largest increases in India, China and Vietnam. Alternative distribution channels contributed 23 per cent of APE sales over the first six months of 2002, compared to 17 per cent for the whole of last year, and is evidence of PCA’s success in continuing to diversify its distribution channels.

Prudential is the leading European life insurer in Asia. It has a very strong track record of delivery and has continued to implement its clearly stated strategy of focusing on profitable growth opportunities across its 22 operations in 12 countries. Developments during the year included the acquisition of ING’s life insurance operation in the Philippines; the introduction of new customer financial planning centres in Japan; and the achievement of a more balanced product mix in Taiwan as unit-linked products become increasingly well understood by customers.

Despite the slowdown in some Asian economies, with only modest growth in GDP expected for the region as a whole for the rest of this year, the long-term outlook remains very positive. We are confident that PCA, with its significant portfolio of businesses, multi-channel distribution capabilities, excellent strategic partners and customer-focused product expertise, is ideally placed to continue to deliver profitable growth.

6 Prudential plc Interim Report 2002

FINANCIAL REVIEW

Building on our excellent sales in 2001, Prudential has continued to deliver strong growth with total new business inflows reaching £13.7 billion, 36 per cent ahead of last year.

Total insurance sales increased six per cent to £6.4 billion, while sales on an annual premium equivalent (APE) basis were up two per cent to £926 million compared to the same period last year. Gross investment inflows increased 82 per cent to £7.3 billion, while net investment inflows reached record levels, up 50 per cent on the prior year. Net mutual fund inflows in Asia were £655 million, an increase of 48 per cent while net investment inflows by M&G were £210 million, a 59 per cent increase over the prior year.

Over 70 per cent of Group sales were generated by our overseas operations in the six months to 30 June 2002.

New Business Achieved Profit (NBAP)
Group new business achieved profit from insurance business of £397 million was 16 per cent ahead of the prior year, reflecting strong growth for JNL and PCA principally due to improved margins. The Group new business achieved profit margin increased from 38 per cent for the year to 31 December 2001, to 43 per cent for the half year, with margins improving in all key territories. During the first half of 2002, 64 per cent of the Group’s NBAP was generated from our overseas operations.

UK Insurance Operations new business achieved profit of £142 million was one per cent higher than the equivalent period in the prior year, reflecting decreased sales offset by improved margins. Margins for the UK long-term business improved from 30 per cent for the year ended 31 December 2001 to 36 per cent for the half year 2002 due to a focus on more profitable products combined with an improvement in product profitability. Prudential Europe’s new business achieved profit of £3 million was in line with the prior year.

The 26 per cent improvement in JNL’s new business achieved profit to £117 million was driven by a 10 per cent increase in new insurance sales combined with an improvement in the new business margin from 35 per cent for the year ended 31 December 2001 to 39 per cent. This primarily reflects an improvement in the spread on new business combined with a favourable change in product mix and revisions to the economic assumptions at the half-year.

PCA’s new business achieved profit of £135 million was up 27 per cent on the half-year 2001 principally reflecting an improvement in the new business margin in Asia. PCA’s margin for the first half of 2002 was 62 per cent, up from 59 per cent for the year ended 31 December 2001. The improvement in the margin reflects a favourable shift in country and product mix as we continued our focus on maximising value from our Asian operations. The split of NBAP by product type is now 23 per cent traditional products, 43 per cent unit linked products and 34 per cent accident and health products. This compares to the 2001 year-end when the split was 31 per cent traditional, 38 per cent unit linked, and 31 per cent accident and health.

In-force Achieved Profit
The UK in-force profit of £190 million was down 20 per cent on the half year 2001, principally reflecting a lower discount rate being applied.

The US in-force result has decreased significantly from a profit of £134 million in the half year to 30 June 2001 to a loss of £23 million. This was primarily due to a £71 million charge relating to defaults and impairments on bonds which is recognised through operating profit on a five year average basis. Actual losses in the half year to 30 June 2002 were US$228 million and include a number of one-off event risks where we have seen investment grade bonds fall to below investment grade status almost overnight, for example, WorldCom where the US business has written down its investment by US$120 million.

The US in-force result was also affected by lower than assumed spread income of £15 million primarily due to additional non-accrual bond interest as a consequence of defaults and impairments on bonds, and a higher than normal level of cash balances. However, we continue to see improvements in our spread, including the benefits from reductions in crediting rates on our in-force book that we have introduced over the last six months. The forward looking spread is currently running ahead of the long-term assumption of 175 basis points.

In recent years our US operations have invested in technology and the development of our systems platform in order to process efficiently higher volumes of business and this has added to our fixed cost base in recent years. With the current lower volumes of variable annuity and life sales, the business is running below capacity but as the business grows, it will be able to take advantage of lower marginal costs. We have addressed this at the half year with a revision to the unit expense assumption resulting in a charge of £56 million.

PCA’s in-force profit (before development costs) has increased from £28 million in the first half of 2001 to £34 million in 2002 as the operations continued to build in-force business.

Our European operations generated a £2 million in-force profit before development costs, in line with the prior year.

Non-insurance Operations
M&G’s profits of £34 million compared to £40 million in the first half of 2001. This was largely due to the impact of lower equity markets on fee income with the FTSE All-Share Index averaging 350 points (12 per cent) less in 2002 than in 2001.

M&G has not recognised any performance-related fee in respect of its management of the Prudential Life Fund at the half year. The performance fee is based on performance over a three-year period. M&G does not accrue any performance fee due until the end of the year.

Egg’s UK operations generated a profit of almost £9 million in the first half of 2002 having moved to profitability late in 2001. Egg International recorded an £8 million loss in 2002 including £6 million relating to investment in the development of Egg’s French business. Egg is now an established business with over 2.3 million customers, and is growing rapidly. Egg’s results are presented in their own report.

National Planning Holdings, our US broker-dealer, and PPMA, our US fund manager, together delivered profits of £10 million, broadly in line with the first half of 2001.

Development costs were £16 million, down from £21 million in the first half of 2001, and included £11 million for Asia and £5 million for Europe. The Asian development costs included £8 million in relation to the development of the Japanese business.

Other net expenditure increased by £18 million to £86 million largely due to higher interest expense and lower investment income. Interest payable on core debt increased from £60 million to £67 million. Group corporate expenses including PCA head office costs were down slightly on 2001.

Achieved Profit – Profit Before Tax
Total achieved profit before tax and minority interests was £166 million compared to £364 million for the first half of 2001. This reflected a decline in operating profit from £653 million to £543 million due to the lower profit on in-force business described earlier. The result also reflected an adjustment for short-term fluctuations in investment returns of £661 million which includes £447 million in relation to the UK and £202 million in relation to JNL.

The UK component largely related to the life fund and reflected the difference between an actual investment return of negative 2.6 per cent and a long-term assumed return of 7.1 per cent. The life fund investment return in the year to date was 0.7 per cent above its strategic benchmark. The US component largely reflected the full charge for bond write-downs and impairments to the extent that it is not included in operating profit, and the difference between the expected long-term investment returns for equity-like investments and the actual returns achieved.

Economic assumption changes of £22 million reflected the net impact of revisions to economic assumptions for JNL and PCA.

The £355 million profit on the sale of our General Insurance operations was in line with the profit estimated in our 2001 annual report.

7 Prudential plc Interim Report 2002

FINANCIAL REVIEW

CONTINUED

Achieved Profit – Profit After Tax
Profit after tax and minority interests was £201 million after accounting for a tax credit of £34 million reflecting the utilisation of capital losses available to the Group that were acquired during 2001. Minority interests in the Group results were a credit of £1 million.

Modified Statutory Basis – Operating Profit
Group operating profit before tax on the modified statutory basis (MSB) was £317 million, £45 million lower than the first half of 2001. Adjusting for the discontinued General Insurance operations and the direct sales force closure costs in 2001, MSB profit was down seven per cent (£23 million).

UK Insurance Operations operating profit in 2002 (excluding the discontinued General Insurance operation) was £215 million, £7 million up on 2001. The US operations result of £150 million was £70 million worse than in the prior year, principally reflecting a £63 million charge for the first half of 2002 in relation to average realised gains and losses on bonds, up from £7 million for the first half of 2001.

Prudential Asia’s operating profit before minority interests and development expenses was £16 million against a profit of £22 million in 2001, principally reflecting start-up losses in the North Asian insurance operations. The more established operations in Singapore, Hong Kong and Malaysia reported further growth in operating profit, up seven per cent to £27 million, despite the strong growth in sales which have a negative first year impact on profits on an MSB basis due to new business strain.

During the second half of 2002 and in 2003 significant investment has been planned to build high quality customer focused distribution channels in Japan and Korea as we pursue a strategy of creating material scale in these businesses. As outlined in our 2001 results, we expect the effect of this investment to depress our MSB result for Prudential Asia in 2002 and 2003.

Modified Statutory Basis – Profit Before Tax
MSB profit before tax and minority interests was £471 million in 2002, compared to £548 million for the first half of 2001. This decline principally reflected lower operating profit and a £152 million adjustment for short-term fluctuations in investment returns. The profit on the sale of the General Insurance business was £355 million and amortisation of goodwill was £49 million against £47 million in 2001.

Modified Statutory Basis – Profit After Tax
MSB profit after tax and minority interests was £422 million, reflecting a tax charge of £50 million. The effective rate of tax on MSB total profit in 2002 was 11 per cent, compared to 33 per cent in 2001, due to the utilisation of capital losses available to the Group that were acquired during 2001.

Earnings and Dividend Per Share
Earnings per share, based on achieved basis operating profit after tax and related minority interests but before amortisation of goodwill were down five pence to 18.4 pence. Earnings per share on an MSB basis were down 1.7 pence to 11.4 pence.

The interim dividend per share of 8.9 pence represents a growth of 2.3 per cent. We are confident of maintaining a real rate of dividend growth while at the same time having the capital flexibility to deliver our growth plans.

Funds Flow
The holding company net funds inflow for the six months was £354 million compared to a net outflow of £25 million in the prior period. Capital remitted from business units amounted to £95 million and capital reinvested in existing businesses during the period totalled £146 million. The dividend declared of £178 million reflected the dividend per share of 8.9 pence.

Looking to the second half of 2002, following the high volume of fixed annuities being written and reflecting the credit losses incurred, we are reviewing the capital requirements of JNL, and currently estimate that a capital injection of around £300 million will be required.

Shareholders’ Borrowings and Financial Flexibility
Net core structural borrowings at 30 June 2002 were £1.8 billion, a £0.4 billion improvement on the 2001 year-end position. This improvement principally reflected the net cash inflow of £354 million referred to earlier.

We manage our balance sheet efficiently with regards to both our ratings and capital efficiency. Interest cover has been maintained at the 31 December 2001 level and has improved from the level at the end of 2000. Senior debt has reduced steadily since 1999, despite the funding of our investments across the Group, notably Egg and Asia. Our level of gearing has improved relative to the full year as we look constantly for ways to improve the efficient use of our capital.

Although each business unit is expected to meet its own liquidity needs, the Group has access to £1.2 billion committed bank facilities provided by 12 major international banks. These facilities have not been drawn on this year.

Prudential enjoys strong debt ratings from both Moody’s and Standard & Poor’s. It has a long-term debt rating of Aa3 and AA respectively, while short-term ratings are P-1 and A-1+.

Funds Under Management
Prudential’s funds under management support a range of businesses operating in many geographic areas. Each of the operations formulates a strategy, based on the nature of its underlying liabilities, its level of capital and local regulatory requirements. Where the nature of the underlying liabilities, its level of capital and its local regulatory requirements permit, Prudential seeks to invest its assets predominately in equities and property that have, over longer periods, provided superior returns to fixed interest assets.

Insurance and investment funds under management at 30 June 2002 totalled £159 billion, compared to £163 billion at the end of 2001. This reduction was mainly due to a fall in the market value of investments which more than offset the net sales achieved during the year. The total includes £135 billion of Group investments under management and £24 billion of external funds under management.

Shareholders’ Funds
On the achieved profit basis, which recognises shareholders’ interest in long-term businesses, shareholders’ funds at 30 June 2002 were £8,053 million, a decrease of one per cent from 31 December 2001. The decrease principally reflected short-term fluctuations in investment returns and adverse exchange rate movements, offset by operating profits and the profit on the sale of our General Insurance operations.

Statutory basis shareholders’ funds, which are not affected by fluctuations in the value of investments in the Prudential Assurance Company (PAC) long-term fund, increased by £158 million since the year-end to £4,108 million at 30 June 2002.

Financial Strength of Insurance Operations
A common measure of financial strength in the United Kingdom for long-term insurance business is the free asset ratio. The free asset ratio is the ratio of assets less liabilities to liabilities, and is expressed as a percentage of liabilities. The free asset ratio of the PAC long-term fund was estimated to be 11 per cent at the end of June 2002, compared with 12.2 per cent as at 31 December 2001. The free asset ratio at the end of June has been calculated in accordance with FSA guidance on resilience tests released on 28 June 2002.

The statutory valuation has been prepared on a conservative basis in accordance with the valuation rules, and without use of implicit items. No credit has been taken for the present value of future profits or contingent loans. The main UK life fund has no subordinated debt or financial reinsurance arrangements.

All the long-term funds remain well capitalised with the PAC long-term fund being rated AAA by Standard & Poor’s and Aaa by Moody’s.

Philip Broadley, Group Finance Director
23 July 2002

8 Prudential plc Interim Report 2002

ACHIEVED PROFITS BASIS RESULTS

	Half Year ended 30 June				Full Year

Summarised Consolidated Profit and Loss Account	2002 £m		Restated 2001 £m		2001 £m

UK Insurance Operations	332		377		620
M&G	34		40		75
Egg	1		(63)		(88)

UK Operations	367		354		607
US Operations	104		238		319
Prudential Asia	169		134		415
Prudential Europe	5		5		8
Other Income and Expenditure (including development expenses)	(102)		(89)		(178)

	543		642		1,171
UK re-engineering costs	–		(24)		(57)

Operating profit from continuing operations	543		618		1,114
Discontinued UK general business operations	–		35		72

Operating profit before amortisation of goodwill and exceptional items	543		653		1,186
Amortisation of goodwill	(49)		(47)		(95)
Short-term fluctuations in investment returns	(661)		(580)		(1,402)
Effect of change in economic assumptions	(22)		–		(482)
Merger break fee (net of related expenses)	–		338		338
Profit on sale of UK general business operations	355		–		–

Profit (loss) on ordinary activities before tax (including actual investment returns)	166		364		(455)
Tax	34		(127)		213

Profit (loss) for the period before minority interests	200		237		(242)
Minority interests	1		19		25

Profit (loss) for the period after minority interests	201		256		(217)
Dividends	(178)		(172)		(504)

Retained profit (loss) for the period	23		84		(721)

Basic Earnings Per Share

Based on operating profit after tax and related minority interests before amortisation of goodwill and exceptional items of £365m (£461m and £828m)	18.4	p	23.4	p	41.9	p
Adjustment for amortisation of goodwill	(2.5	)p	(2.4	)p	(4.8	)p
Adjustment from post-tax long-term investment returns to post-tax actual investment returns (after related minority interests)	(22.2	)p	(20.1	)p	(48.9	)p
Adjustment for post-tax effect of change in economic assumptions	(0.9	)p	–		(16.0	)p
Adjustment for post-tax merger break fee (net of related expenses)	–		12.1	p	16.8	p
Adjustment for post-tax profit on sale of UK general business operations	17.3	p	–		–

Based on profit (loss) for the period after minority interests of £201m (£256m and £(217)m)	10.1	p	13.0	p	(11.0	)p

Average number of shares	1,986	m	1,976	m	1,978	m

Dividend Per Share	8.9	p	8.7	p	25.4	p

Note
The tax charge and earnings per share for the 2001 Half Year have been restated for the implementation of FRS 19 on deferred tax.

9 Prudential plc Interim Report 2002

TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

Insurance Products and Investment Products
	Insurance Products Half Year ended 30 June		Investment Products Half Year ended 30 June		Total Half Year ended 30 June

	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m

UK Operations	3,105	2,751	620	579	3,725	3,330
US Operations	2,869	2,616	–	–	2,869	2,616
Prudential Asia	407	642	6,669	3,423	7,076	4,065
Prudential Europe	37	36	–	–	37	36

Group Total	6,418	6,045	7,289	4,002	13,707	10,047

Insurance Products – New Business Premiums by Product Distributor

	Single			Regular			Annual Premium Equivalents

	Half Year 2002 £m	Half Year 2001 £m	Full Year 2001 £m	Half Year 2002 £m	Half Year 2001 £m	Full Year 2001 £m	Half Year 2002 £m	Half Year 2001 £m	Full Year 2001 £m

UK Insurance Operations
Direct distribution
Individual pensions	10	9	14	7	10	15	8	11	16
Corporate pensions	395	248	469	54	72	131	93	97	178
Life	37	18	71	2	1	4	6	3	11
Annuities	391	327	663	–	–	–	39	33	66
Department of Social Security rebate business	195	175	185	–	–	–	19	17	19

Total	1,028	777	1,402	63	83	150	165	161	290

Intermediated distribution
Individual pensions	57	130	219	18	33	68	24	46	90
Corporate pensions	52	33	82	9	8	19	14	11	27
Life	1,350	834	2,297	8	16	27	143	99	257
Annuities	475	601	1,172	–	–	–	47	60	117
Department of Social Security rebate business	45	55	64	–	–	–	5	6	6

Total	1,979	1,653	3,834	35	57	114	233	222	497

Closed Direct Sales Force distribution	–	164	167	–	17	18	–	33	36

Total UK Insurance Operations	3,007	2,594	5,403	98	157	282	398	416	823

US Operations
Fixed annuities	1,053	814	1,899	–	–	–	105	81	190
Equity linked indexed annuities	129	139	271	–	–	–	13	14	27
Variable annuities	484	447	768	–	–	–	49	45	77
Guaranteed Investment Contracts	282	150	170	–	–	–	28	15	17
GIC – Medium Term Notes	909	1,055	1,504	–	–	–	91	105	150
Life	–	–	–	12	11	22	12	11	22

Total	2,857	2,605	4,612	12	11	22	298	271	483

Prudential Asia	211	479	650	196	163	369	217	211	434
Prudential Europe	27	27	58	10	9	20	13	12	26

Group Total	6,102	5,705	10,723	316	340	693	926	910	1,766

Note
Annual Premium Equivalents are calculated as the aggregate of regular new business premiums and one tenth of single new business premiums.
Single new business premiums include increments under existing group pension schemes and pensions vested into annuity contracts (at the annuity purchase price). Regular new business premiums are determined on an annualised basis.

Investment Products – Funds Under Management (FUM)
	FUM 1 Jan 2002 £m	Gross Inflows £m	Redemptions £m	Market and Other Movements £m	FUM 30 June 2002 £m

UK Operations	10,328	620	(483)	(1,227)	9,238
Prudential Asia	3,296	6,669	(5,980)	(87)	3,898

Group Total	13,624	7,289	(6,463)	(1,314)	13,136

10 Prudential plc Interim Report 2002

ACHIEVED PROFITS BASIS RESULTS

Operating Profit before Amortisation of Goodwill and Exceptional Items
	Half Year ended 30 June		Full Year
Results Analysis by Business Area	2002 £m	2001 £m	2001 £m

UK Operations
Insurance Operations:
New business	142	140	243
Business in force	190	237	377

Long-term business	332	377	620
M&G	34	40	75
Egg	1	(63)	(88)

Total	367	354	607

US Operations
New business	117	93	167
Business in force	(23)	134	136

Long-term business	94	227	303
Broker dealer and fund management	10	11	16

Total	104	238	319

Prudential Asia
New business	135	106	255
Business in force	34	28	160

Long-term business	169	134	415
Development expenses	(11)	(10)	(19)

Total	158	124	396

Prudential Europe
New business	3	3	8
Business in force	2	2	0

Long-term business	5	5	8
Development expenses	(5)	(11)	(29)

Total	0	(6)	(21)

Other Income and Expenditure
Investment return and other income	12	24	51
Interest payable on core structural borrowings of shareholder financed operations	(67)	(60)	(118)
Corporate expenditure:
Group Head Office	(17)	(20)	(39)
Asia Regional Head Office	(14)	(12)	(24)

Total	(86)	(68)	(130)

	543	642	1,171
UK re-engineering costs	–	(24)	(57)

Operating profit from continuing operations before amortisation of
goodwill and exceptional items	543	618	1,114

Analysed as profits (losses) from:
New business	397	342	673
Business in force	203	401	673

Long-term business	600	743	1,346
Prudential Asia and Prudential Europe development expenses	(16)	(21)	(48)
Other operating results	(41)	(80)	(127)
UK re-engineering costs	–	(24)	(57)

Total	543	618	1,114

11 Prudential plc Interim Report 2002

ACHIEVED PROFITS BASIS RESULTS
CONTINUED

	30 June		31 Dec

Summarised Consolidated Balance Sheet	2002 £m	Restated 2001 £m	2001 £m

Investments in respect of non-linked business:
Equities	36,722	46,426	40,948
Fixed income securities	61,220	54,717	59,181
Properties	10,376	10,347	10,487
Deposits with credit institutions	4,510	4,701	4,176
Other investments (principally mortgages and loans)	5,573	4,552	5,110

	118,401	120,743	119,902
Assets held to cover linked liabilities	16,918	18,290	17,453
Banking business assets	10,569	8,690	8,972
Deferred acquisition costs	3,222	3,139	3,204
Goodwill	1,637	1,706	1,687
Core structural borrowings of shareholder financed operations	(2,055)	(1,597)	(2,152)
Obligations of Jackson National Life under sale and repurchase and lending agreements	(3,950)	(3,231)	(3,721)
Borrowings to support short-term fixed income securities reinvestment programme	(1,397)	(511)	(1,330)
Deferred tax	(1,564)	(2,297)	(2,005)
Dividend payable	(178)	(172)	(332)
Other net (liabilities) assets	(283)	(161)	262

	141,320	144,599	141,940
Insurance technical provisions (net of reinsurance):
UK Operations	(87,363)	(83,328)	(85,583)
US Operations	(24,278)	(25,409)	(25,055)
Prudential Asia	(5,431)	(4,622)	(4,941)
Prudential Europe	(675)	(614)	(634)

	(117,747)	(113,973)	(116,213)
Fund for future appropriations	(9,303)	(17,992)	(13,202)
Less: shareholders’ accrued interest in the long-term business	3,945	4,715	4,200

Insurance technical provisions (net of reinsurance) and fund for future appropriations, less shareholders’ accrued interest	(123,105)	(127,250)	(125,215)
Banking business liabilities	(10,045)	(8,172)	(8,457)
Minority interests	(117)	(124)	(118)

Total net assets	8,053	9,053	8,150

Shareholders’ Capital and Reserves
Share capital	100	100	100
Share premium	541	524	533
Statutory basis retained profit	3,467	3,714	3,317

Shareholders’ capital and reserves – statutory basis	4,108	4,338	3,950
Additional reserves on the achieved profits basis	3,945	4,715	4,200

Shareholders’ capital and reserves – achieved profits basis	8,053	9,053	8,150

Note
Balance sheet comparatives for 30 June 2001 have been restated to reflect the implementation of FRS19 on deferred tax. As a consequence, the provision for deferred tax at 30 June 2001 has increased by £1,974m. This increase in provision is matched by reductions of £1,880m in the fund for future appropriations, £51m in shareholders’ capital and reserves, less £3m reduction in the shareholders’ accrued interest in the long-term business, and £46m in technical provisions. These adjustments relate almost wholly to deferred tax on unrealised appreciation on investments that it was previously inappropriate to recognise under the partial provisioning method under SSAP 15.

12 Prudential plc Interim Report 2002

	30 June		31 Dec
Movement in Shareholders’ Capital and Reserves	2002 £m	Restated 2001 £m	2001 £m

Profit (loss) for the period after minority interests	201	256	(217)
Exchange movements	(139)	167	53
New share capital subscribed	19	26	42
Dividends	(178)	(172)	(504)

Net (decrease) increase in shareholders’ capital and reserves	(97)	277	(626)

Shareholders’ capital and reserves at beginning of period:
As originally reported	8,150	8,833	8,833
Prior year adjustments on implementation of FRS 19 on deferred tax	–	(57)	(57)

As restated	8,150	8,776	8,776

Shareholders’ capital and reserves at end of period	8,053	9,053	8,150

Comprising

UK Operations:
Long-term business	3,446	4,095	3,656
General business	–	130	–
M&G	354	350	329
Egg	382	390	380

	4,182	4,965	4,365
US Operations	2,637	3,002	2,817
Prudential Asia	1,153	901	1,089
Prudential Europe	92	90	90
Other operations (including central goodwill and borrowings)	(11)	95	(211)

	8,053	9,053	8,150

13 Prudential plc Interim Report 2002

ACHIEVED PROFITS BASIS RESULTS
CONTINUED

Basis of Preparation of Results
The achieved profits basis results for 2002 and the 2001 Full Year have been prepared in accordance with the guidance issued by the Association of British Insurers in December 2001 ‘Supplementary Reporting for long-term insurance business (the achieved profits method)’.

Under this guidance, the basis for setting long-term expected rates of return on investments and risk discount rates are, for most countries, set by reference to period end rates of return on fixed income securities. This ‘active’ basis of assumption setting has been applied in preparing the results of the Group’s UK, US, and European long-term business operations. For the Group’s Asian operations, the active basis is appropriate for business written in Japan and Korea and for US dollar denominated business written in Hong Kong.

An exception to this general rule is that for countries where long-term fixed income markets are underdeveloped, investment return assumptions and risk discount rates should be based on an assessment of long-term economic conditions. Except for the countries listed above, this basis is appropriate for the Group’s Asian operations.

For previous periods, the achieved profits basis results for all of the Group’s operations were calculated by using expected long-term equilibrium rates of return and discount rates. Comparative results for the 2001 Half Year have not been restated for the new guidance.

The key economic assumptions are set out below:

	Half Year 2002		Half Year 2001	Full Year 2001

UK Operations
Pre-tax expected long-term nominal rate of investment return:
UK equities	7.5%		8.0%	7.5%
Overseas equities	7.5	% to	8.0%	7.5	% to
	7.8%			7.8%
Property	7.5%		8.0%	7.5%
Gilts	5.0%		6.0%	5.0%
Corporate bonds	6.0%		7.0%	6.0%
PAC with-profits fund assets
(applying the rates listed above to the investments held by the fund)	7.1%		8.0%	7.1%
Expected long-term rate of inflation	2.6%		2.5%	2.6%
Post-tax expected long-term nominal rate of return:
Pension business (where no tax applies)	7.1%		8.0%	7.1%
Life business	6.3%		7.4%	6.3%
Risk discount rate	7.7%		8.5%	7.7%

Prudential Europe
Risk discount rate	7.7%		8.5%	7.7%

US Operations (Jackson National Life)
Expected long-term spread between earned rate and rate credited to policyholders	1.75%		1.9%	1.75%
Risk discount rate	7.5%		8.5%	7.7%

Prudential Asia
Weighted pre-tax expected long-term nominal rate of investment return	7.2%		8.0%	7.3%
Weighted expected long-term rate of inflation	3.0%		3.2%	3.0%
Weighted risk discount rate	9.9%		10.4%	10.1%

The Prudential Asia weighted economic assumptions have been determined by weighting each country’s assumptions by reference to the Achieved Profits basis operating results for new business written in the relevant period.

14 Prudential plc Interim Report 2002

Additional Notes on the Supplementary Achieved Profits Basis Results
(1)	The achieved profits basis results for the 2002 and 2001 Half Years are unaudited. The results for the 2002 Half Year have been prepared using the same principal assumptions as were used for the 2001 Full Year. The results for the 2001 Full Year have been derived from the achieved profits basis supplement to the Company’s statutory accounts for that year. The supplement included an unqualified review report from the auditors.

(2)	The achieved profits basis results include the results of the Group’s long-term insurance operations on the achieved profits basis. The operating profit from new business represents the profitability of new long-term insurance business written in the period. The operating profit from business in force represents the profitability of business in force at the start of the period with, for Asia, the statutory basis results of non-insurance operations. These results are combined with the statutory basis results of the Group’s other operations, including unit trusts, mutual funds and other non-insurance investment management business. In the directors’ opinion, the achieved profits basis provides a more realistic reflection of the performance of the Group’s long-term insurance operations than results under the statutory basis.

(3)	The proportion of surplus allocated to shareholders from the UK with-profits business has been based on the present value of 10 per cent. Future bonus rates have been set at levels which would fully utilise the assets of the with-profits fund over the lifetime of the business in force.

(4)	The Company completed the transfer of its UK general business operations to Winterthur Insurance and Churchill group, its UK subsidiary, on 4 January 2002 for a consideration of £353m. After allowing for the costs of sale and other related items, the profit on sale was £355m before tax.

(5)	The Company adopted FRS 19 on deferred tax in its 2001 Full Year financial statements. Comparative figures for the 2001 Half Year in this Report have been restated accordingly.
(6)	The interim dividend of 8.9p per share will be paid on 28 November 2002 to shareholders on the register at the close of business on 13 September 2002. A scrip dividend alternative will be offered to shareholders.

(7)	An analysis of long-term business gross premiums written and investment product sales by product provider is set out below:
	Long-term business		Investment products		Total
Half Year Ended 30 June	2002 £m	2001 £m	2002 £m	2001 £m	2002 £m	2001 £m

UK Insurance Operations	4,331	3,907	–	–	4,331	3,907
M&G	–	–	620	579	620	579

Total UK Operations	4,331	3,907	620	579	4,951	4,486
Jackson National Life	3,048	2,806	–	–	3,048	2,806
Prudential Asia	855	1,034	6,669	3,423	7,524	4,457
Prudential Europe	92	97	–	–	92	97

Group Total	8,326	7,844	7,289	4,002	15,615	11,846

(8)	An analysis of banking business liabilities is set out below:
		30 June		31 Dec
		2002 £m	2001 £m	2001 £m

	Egg	9,172	7,385	7,589
	US Operations	873	787	868

		10,045	8,172	8,457

	Comprising:
	Banking deposit balances	8,335	6,891	6,520
	Debt securities issued and other liabilities	1,710	1,281	1,937

		10,045	8,172	8,457

15 Prudential plc Interim Report 2002

STATUTORY BASIS RESULTS

	Half Year ended 30 June				Full Year

Summarised Consolidated Profit and Loss Account	2002 £m		Restated 2001 £m		2001 £m

Operating profit before amortisation of goodwill and exceptional items:
Continuing operations	317		327		550
Discontinued UK general business operations	–		35		72

	317		362		622
Amortisation of goodwill	(49)		(47)		(95)
Short-term fluctuations in investment returns	(152)		(105)		(480)
Merger break fee (net of related expenses)	–		338		338
Profit on sale of UK general business operations	355		–		–

Profit on ordinary activities before tax (including actual investment returns)	471		548		385
Tax	(50)		(183)		(21)

Profit for the period before minority interests	421		365		364
Minority interests	1		19		25

Profit for the period after minority interests	422		384		389
Dividends	(178)		(172)		(504)

Retained profit (loss) for the period	244		212		(115)

Basic Earnings Per Share

Based on operating profit after tax and related minority interests before amortisation of goodwill and exceptional items of £227m (£258m and £460m)	11.4	p	13.1	p	23.3	p
Adjustment for amortisation of goodwill	(2.5	)p	(2.4	)p	(4.8	)p
Adjustment from post-tax long-term investment returns to post-tax actual investment returns (after related minority interests)	(5.0	)p	(3.4	)p	(15.6	)p
Adjustment for post-tax merger break fee (net of related expenses)	–		12.1	p	16.8	p
Adjustment for post-tax profit on sale of UK general business operations	17.3	p	–		–

Based on profit for the period after minority interests of £422m (£384m and £389m)	21.2	p	19.4	p	19.7	p

Average number of shares	1,986	m	1,976	m	1,978	m

Diluted Earnings Per Share

Based on profit for the period after minority interests of £422m (£384m and £389m)	21.2	p	19.4	p	19.6	p
Average number of shares	1,987	m	1,982	m	1,982	m

Dividend Per Share	8.9	p	8.7	p	25.4	p

Movement in Shareholders’ Capital and Reserves

Profit for the period after minority interests	422		384		389
Exchange movements	(105)		129		52
New share capital subscribed	19		26		42
Dividends	(178)		(172)		(504)

Net increase (decrease) in shareholders’ capital and reserves	158		367		(21)

Shareholders’ capital and reserves at beginning of period:
As originally reported	3,950		4,020		4,020
Prior year adjustments on implementation of FRS 19 on deferred tax	–		(49)		(49)

As restated	3,950		3,971		3,971

Shareholders’ capital and reserves at end of period	4,108		4,338		3,950

Note
The tax charge, earnings per share and movement in shareholders’ capital and reserves for the 2001 Half Year have been restated for the implementation of FRS 19 on deferred tax.

16 Prudential plc Interim Report 2002

Operating Profit before Amortisation of Goodwill and Exceptional Items
	Half Year ended 30 June		Full Year

Results Analysis by Business Area	2002 £m	2001 £m	2001 £m

UK Operations
UK Insurance Operations	215	208	435
M&G	34	40	75
Egg	1	(63)	(88)

Total	250	185	422

US Operations
Jackson National Life	140	209	282
Broker dealer and fund management	10	11	16

Total	150	220	298

Prudential Asia
Long-term business and investment products	16	22	44
Development expenses	(11)	(10)	(19)

Total	5	12	25

Prudential Europe
Long-term business	3	2	5
Development expenses	(5)	(11)	(29)

Total	(2)	(9)	(24)

Other Income and Expenditure
Investment return and other income	12	24	51
Interest payable on core structural borrowings of shareholder financed operations	(67)	(60)	(118)
Corporate expenditure:
Group Head Office	(17)	(20)	(39)
Asia Regional Head Office	(14)	(12)	(24)

Total	(86)	(68)	(130)

	317	340	591
UK re-engineering costs	–	(13)	(41)

Operating profit from continuing operations before amortisation of
goodwill and exceptional items	317	327	550

Notes on the Statutory Basis Results
(1)	The statutory basis results for the 2002 and 2001 Half Years are unaudited. The results for the 2002 Half Year have been prepared using the same accounting policies as were used in the 2001 statutory accounts. The results for the 2001 Full Year have been derived from those accounts. The auditors have reported on the 2001 statutory accounts and the accounts have been delivered to the Registrar of Companies. The auditors’ report was not qualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

(2)	The long-term business profit of the UK Insurance Operations has been calculated assuming that the shareholder proportion of surplus allocated to shareholders from the with-profits business of The Prudential Assurance Company Limited remains at 10 per cent. Provision has been made for possible reductions in bonus rates arising from the fund valuation at 31 December 2002.

(3)	The statutory tax charge for the Half Year ended 30 June 2002 of £50m (Half Year 2001 £183m) comprises £38m (£123m) UK tax and £12m (£60m) overseas tax.

17 Prudential plc Interim Report 2002

FUNDS FLOW

	Half Year ended 30 June		Full Year

Holding Company Funds Statement	2002 £m	2001 £m	2001 £m

Statutory basis operating profit after tax and related minority interests before amortisation of goodwill and exceptional items	227	258	460
New share capital subscribed	19	26	42
Capital received from businesses	95	–	–

	341	284	502
Capital received from sale of UK general business operations	386	–	80
Merger break fee (net of related expenses and tax)	–	240	332

	727	524	914
Acquisition of new businesses	–	(139)	(162)
Reinvestment in existing businesses	(146)	(167)	(537)
Timing differences and other items	(49)	(71)	(132)

	532	147	83
Dividends	(178)	(172)	(504)

Holding Company net funds movement	354	(25)	(421)

	30 June		31 Dec

Movement in Net Borrowings	2002 £m	2001 £m	2001 £m

Net core structural borrowings at beginning of period	(2,133)	(1,697)	(1,697)
Holding Company net funds movement (as above)	354	(25)	(421)
Exchange translation gains (losses)	12	(34)	(15)

Net core structural borrowings at end of period	(1,767)	(1,756)	(2,133)

Represented by:
Holding Company cash and short-term investments less short-term borrowings	288	24	19
Core structural borrowings of shareholder financed operations:
Central funds	(1,891)	(1,419)	(1,980)
Jackson National Life	(164)	(178)	(172)
Accrued expenses and tax on merger break fee	–	(183)	–

	(1,767)	(1,756)	(2,133)

18 Prudential plc Interim Report 2002

INDEPENDENT REVIEW REPORT BY KPMG AUDIT PLC TO PRUDENTIAL PLC

Introduction
We have been instructed by the Company to review the financial information set out on page 10 and pages 16 to 18 prepared on a modified statutory basis and the financial information set out on page 9 and pages 11 to 15 prepared on an achieved profits basis, and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ Responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review Work Performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review Conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

KPMG Audit Plc
Chartered Accountants
London
23 July 2002

FINANCIAL CALENDAR

Ex-dividend date for 2002 interim dividend	11 September 2002

Payment of 2002 interim dividend	28 November 2002

Announcement of 2002 full year results	25 February 2003

Annual General Meeting	8 May 2003

Payment of 2002 final dividend	28 May 2003

SHAREDEALING FACILITIES

Stockbrokers Cazenove & Co offer a postal sharedealing service to Prudential plc shareholders at competitive rates. For details telephone 020 7588 2828 or write to 12 Tokenhouse Yard, London EC2R 7AN.

19 Prudential plc Interim Report 2002

HOW TO CONTACT US

Prudential plc
Laurence Pountney Hill
London EC4R 0HH
Tel: 020 7220 7588
www.prudential.co.uk

Sir Roger Hurn
Chairman

Jonathan Bloomer
Group Chief Executive

Philip Broadley
Group Finance Director

Geraldine Davies
Group Corporate Relations Director

Jane Kibbey
Group Human Resources Director

Peter Maynard
Group Legal Services Director
& Company Secretary

Prudential UK & European
Insurance Operations
250 Euston Road
London NW1 2PQ
Tel: 020 7334 9000
Fax: 020 7334 6334
www.pru.co.uk

Mark Wood
Chief Executive

M&G
Laurence Pountney Hill
London EC4R 0HH
Tel: 020 7626 4588
www.mandg.co.uk

Michael McLintock
Chief Executive

Egg plc
1 Waterhouse Square
142 Holborn Bars
London EC1N 2ST
Tel: 020 7526 2500
Fax: 020 7526 2665
www.egg.com

Paul Gratton
Chief Executive Officer

Jackson National Life
1 Corporate Way
Lansing
Michigan 48951
United States
Tel: 00 1 517 381 5500
www.jnl.com

Clark Manning
President & Chief Executive Officer

Prudential Corporation Asia
Suites 2910-14
Two Pacific Place
88 Queensway
Hong Kong
Tel: 00 852 2918 6300
Fax: 00 852 2525 7522
www.prudentialasia.com

Mark Tucker
Chief Executive

Analyst Enquiries
Tel: 020 7548 3537
Fax: 020 7548 3699
E-mail: investor.relations@prudential.co.uk

Rebecca Burrows
Director of Investor Relations

Media Enquiries
Tel: 020 7548 3721

Shareholder Enquiries
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Tel: 0870 600 0190
Fax: 0870 600 3980
Textel: 0870 600 3950

20 Prudential plc Interim Report 2002

Prudential public limited company. Incorporated and registered in England and Wales.

Registered office: Laurence Pountney Hill, London EC4R 0HH. Registered number 1397169.

Prudential plc is a holding company, subsidiaries of which are regulated by the FSA.

Design and typesetting by CGI BrandSense. Printing by Wace.

Coated paper: All of the pulp used is from renewable
timber produced on a fully sustainable basis and
bleached without using chlorine gas.
Uncoated paper: Contains a minimum of 50%
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resources, and bleached without using chlorine gas.

www.prudential.co.uk PRUDENTIAL PLC REGISTERED OFFICE: LAURENCE POUNTNEY HILL LONDON EC4R 0HH